March 23, 2017

To the Members of the Board of

Wizard World, Inc. (the “Company”)

Sir/Madam:

This letter shall serve as notice that effective immediately, I hereby resign from my position as a Director of the Company and all committees of the Board of Directors. This resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Vadim Mats
Vadim Mats